UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 15, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated May 15, 2015 announcing an appointment to Turkcell’s management.

Istanbul, May 15, 2015

Announcement Regarding the Appointment to Management

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

Our Company’s Board of Directors has decided to appoint Mr. Serhat Demir as the Executive Vice President of Legal and Regulatory Function, effective May 18, 2015.

Serhat Demir graduated from the Faculty of Law at Istanbul University and received his Masters of Business Administration degree from Fatih University. Mr. Demir started his career in 1997 at Dun&Bradstreet. He worked as a lawyer and held executive and directorial positions responsible for legal affairs at Yıldız Holding and Çalık Holding. He has been serving as a Board Member at Banka Kombetare Tregtare ShA, Aktif Yatırım Bankası A.Ş, Albtelecom ShA, and Çalık Holding A.Ş.

For inquiries:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 15, 2015	By:	/s/Murat Dogan Erden
Name: Murat Dogan Erden Title: Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 15, 2015	By:	/s/Nihat Narin
Name: Nihat Narin Title: Investor Relations Director